UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On September 29, 2025, Lion Group Holding Ltd. (the “Company”) held the Company’s 2025 Annual Meeting of Shareholders (the “Annual Meeting”). Five items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To elect the following persons as Class I Directors of the Company, pursuant to the Company’s Articles of Association.

Nominee	Share Class	For	Against	Abstain
Yan Zhang	A1	82,265,000	38,110,000	65,300,000
	B2	64,887,845	-	-
Chi Fai Choi	A1	82,730,000	37,640,000	65,305,000
	B2	64,887,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

Proposal No. 2. To ratify, confirm, approve and adopt the appointment of GGF CPA LTD as auditor of the Company for the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

Share Class	For	Against	Abstain
A1	168,507,500	12,410,000	4,757,500
B2	64,887,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

Proposal No. 3a. To approve by a ordinary resolution the increase of the Company’s authorized share capital from US$20,000,000 divided into 200,000,000,000 shares of a par value of US$0.0001 each, comprising of 190,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 192,307,500,000,000 Class A ordinary shares and 7,492,500,000,000 Class B ordinary shares, of a par value of US$0.0001 each, such that the authorized share capital shall be US$20,000,000,000 divided into 200,000,000,000,000 shares of a par value of US$0.0001 each, comprising of 192,497,500,000,000 Class A ordinary shares, 7,500,000,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each.

Share Class	For	Against	Abstain
A1	58,937,500	125,487,500	1,250,000
B2	64,887,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

Proposal No. 3b. To approve by a special resolution that Section 6 of the sixth amended and restated memorandum of association of the Company be replaced with the following:

“6. The capital of the Company is US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$ 0.0001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

Share Class	For	Against	Abstain
A1	59,257,500	125,162,500	1,255,000
B2	64,887,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

Proposal No. 4. To approve that the chairman of the annual general meeting be directed to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1-3.

Share Class	For	Against	Abstain
A1	80,620,000	100,190,000	4,865,000
B2	64,887,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2025	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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